03 JAN 10 AM 8:25

Deutsche Bank

Dec. 30, 2002

Paul Martin
Vice President
Global Equity Services / Depositary Receipts
Corporate Trust and Agency Services
60 Wall Street - 25th Floor
New York, NY 10005

Direct Tel: 212 602 1044
Direct Fax: 212 797 0327
E-mail: paul.martin@db.com

Securities and Exchange Commission
International Corporate Finance Department
450 Fifth Street, N.W.
Washington, D.C. 20549

03003065

Re: Menzies Gold - Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

This letter and the attached documentation, as provided by Menzies Gold, are being furnished to the Securities and Exchange Commission (the "SEC") in connection with the current exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "1934 Act") afforded by Rule 12g3-2(b) thereunder afforded to Menzies Gold. The SEC file number relating to such exemption is 82-4536.

Please confirm to the undersigned that the enclosed materials have been received in good order and that such materials are sufficient to satisfy the requirements contemplated under Section 12 (g). I have provided a SASE for that purpose.

Thank you.

Sincerely,

Paul Martin
Deutsche Bank Trust Company Americas (formerly Bankers Trust Company)
As ADR Depositary

PROCESSED
JAN 22 2003
THOMSON
FINANCIAL

Attached:

- Quarterly Report Sept 30 2002
- Press Rel: *High Grade Gold Drill Results*, Nov 7 2002
- Press Rel: *Confirmation of Resolutions Passed at General Meeting*, Nov 8 2002
- Press Rel: *Latest Drill Results Deflector West*, Nov 13 2002
- Press Rel: *Amended Drill Results Deflector West*, Nov 13 2002
- Press Rel: *Confirmation of Resolutions Passed at AGM*, Nov 28 2002
- Press Rel: *New Issues of Securities Appendix 3B*, Oct 31 2002
- Press Rel: *New Issues of Securities Appendix 3B*, Nov 12 2002
-

MENZIES GOLD

ACN 009 075 861

QUARTERLY REPORT

30th September 2002

03 JAN 10 AM 8:25

HIGHLIGHTS

- Commencement of Deflector/Rothsay final feasibility study
- Encouraging drillhole intercepts from Rothsay
- Positive metallurgical results from Rothsay and Deflector West
- Production of 4,794 ounces gold for the quarter.

Overview:

Menzies continues to emphasise the importance of completing the final feasibility study at Deflector and Rothsay, both in the Murchison Gold Province of Western Australia. The Company has commenced the feasibility work during the quarter and results to date are encouraging. These projects will be the main high-grade deposits, which are anticipated to underpin the Company's successful future and the reason why the Company acquired King Solomon Mines Ltd. The September quarter is also the Company's second quarter of gold production at the 100% owned King Solomon Mines Operation in Western Australia.

Operational planning to date has involved the mining of a number of small open pits through to February 2003, after which mining from high-grade underground deposits at Deflector and Rothsay is expected to commence. However, the difficulty in achieving sufficient production through the plant due to the relative small size of individual open cut mines has caused higher than expected operating costs during the quarter.

Production costs increased in late August and through September, when progress in the Rocksteady opencut was significantly reduced by major groundwater inflow, with flow rates up to 250kl/hr experienced. Although large pumps were installed in the pit, the amount of vertical advance is severely limited.

Gold Production

During the quarter, a total of 61,000 tonnes at a gold grade of 2.74 g/t Au was processed for a recovery of 4,794 ounces of gold.

The planned gold production from a number of small opencuts ran into operational difficulties during the latter half of the quarter, with unpredicted water inflow into the Rocksteady pit. The mining of several open cuts simultaneously, inevitably has repercussions on cash costs per ounce, as the commencement of any one pit involves a much greater amount of stripping and consequently higher costs. The deeper part of the pit, which has been stripped, has the strong positive cashflows. In the Company's operations, as better ore is mined from the deeper portions of one pit, simultaneous stripping of the upper parts of another pit is underway, with overall operating costs reporting against recovered ounces.

During the September quarter, the Company stripped and mined the Michaelangelo opencut whilst simultaneously stripping the upper portions of the Rocksteady opencut. Although the orebodies are only three kilometres apart, the structural setting of each is different, with Rocksteady being extremely wet. The higher operating costs associated with pumping, as well as difficulties in pit grade control in wet conditions, caused a budget overrun particularly in September.

Pumping facilities are now in place, and the mining of the Rocksteady orebody will be completed during the coming quarter, followed by the commencement of mining at Deflector. On a positive note, the operation now has an abundant source of good quality processing water for future operations at Deflector and Rothsay.

Safety and Environment

A safe working environment was demonstrated during the first quarter of full operation by the lack of significant reportable incidents at site during the quarter. Additional staff training for both emergency response and paramedical procedures is ongoing. All environmental procedures are in place.

Feasibility Study

A final feasibility study is underway on the Deflector and Rothsay deposits. The study will be directed to compliment extensive work done in the past, and will primarily focus on metallurgical issues and representative sampling. Reserve and resource calculations have been completed, although additional resource drilling will be undertaken during the coming quarter.


420 000mE
450 000mE
6 840 000mN
6 810 000mN
Indian Ocean
Western Australia
King Solomon Mines Operations
Geraldton
PERTH
Kalgoorlie
500 Km
Golden Stream
Plant Site
Deflector
Michaelangelo
Rockysteady
Brandy Hill
10 Kilometres
LEGEND
Granite
Buddadoo Gabbro
Greenstones
Metasediments
Dolerite dyke
Fault
Fold axis
Tenement boundary
MENZIES GOLD LTD.
GEOLOGICAL SKETCH OF
KING SOLOMON MINES
OPERATIONS

Figure 1 Locality Plan

Rothsay

The Rothsay project has an Indicated/Inferred Resource of 69,000 ounces at an average grade of 11.0 g/t, using a 7 g/t cut off and a 1.2 metre minimum mining width. The Rothsay mine is developed on a major shear zone, with consistent quartz veining extending for over 600 metres in the immediate vicinity of the mine. Drilling by Thundelarra in 2001 has extended the gold bearing portion of the vein some 475 metres south of the existing workings, with drill intersections of 5 metres @ 9.2 g/t Au and 0.63m @ 20.38 g/t Au between 86m and 165m depth.

A successful diamond drilling programme at Rothsay was completed during the quarter. A series of diamond drillholes were targeted below the existing workings at Rothsay in order to obtain additional resource information as well as to obtain representative metallurgical samples for production planning. Results of the programme are tabulated below:

Hole Number	Northing	Easting	Azimuth	Incl	From (m)	To (m)	Interval (m)	Au g/t
RODDH S001	39797	10107	234°	70°	212.07	212.28	0.21	5.30
RODDH S002	40030	10095	234°	70°	165.00	165.66	0.66	9.35
RODDH W002	40030	10095	234°	70°	164.73	165.30	0.57	11.50
RODDH S005	40200	10055	234°	90°	163.94	164.94	1.00	4.55
RODDH S005	40200	10055	234°	90°	164.94	165.94	1.00	59.00
RODDH S005	40200	10055	234°	90°	165.94	166.81	0.87	25.80
RODDH S005	40200	10055	234°	90°	166.81	167.81	1.00	10.30

Table 1 Drilling results from HQ diamond drilling across the Rothsay reef. Results reported are downhole intervals with greater than one gram.metre intersection.

From the above intersections, two representative metallurgical samples were prepared and submitted to Perth based metallurgical laboratory, Oretest. The samples were tested for traditional gravity/leach amenability as well as conventional flotation.

Sample Description	Test No.	Grind	Head Grade (Au g/t)		Res.Au	Amalgam Au	CN Lch Au	Tot.Recov.	Reagents	
		P80, µm	Assay	Calc.	%	%	%	%	NaCN kg/t	Lime kg/t
High Grade	PD701	75	18.8	18.0	2.09	28.7	69.2	97.9	1.29	0.4
Composite	PD702	75	11.1	11.1	3.15	39.0	57.8	96.8	0.91	0.4

Table 2 Metallurgical results from diamond drillhole composites at the Rothsay Project

Results presented in the table above show that the deeper Rothsay ore is amenable to conventional processing, which the current Menzies' plant is capable of treating. Originally it was assumed that the ore would require flotation and was to be combined with Deflector ore and a consequential plant upgrade.

As part of the current feasibility study, the ore from both Rothsay and Deflector will be further tested to define the best metallurgical route for the ore.

Rothsay Project Joint Venture Details

In May 2002, Menzies entered into a joint venture agreement on the Rothsay Gold Project in the Murchison Province. Under the terms of the joint venture agreement, on completion of the Stage One Programme (infill drilling, metallurgical studies and along strike exploration), Thundelarra Exploration Ltd **("THX")** will have earned a 70% interest in the project from the current holders, Central West Gold NL **("CWG")**. Menzies then has the right to earn 50% of Thundelarra's equity in the project by completing a Final Feasibility Study by May 2003 and to commence production by November 2003.

If CWG chooses to contribute after completion of Stage 1 (that is through the Final Feasibility Study program), project interests after completion of Final Feasibility Study will be Menzies 35%, THX 35% and CWG 30%. If CWG choose to dilute, then its loss of interest through the dilution process will be added to Menzies' interest. Further, if CWG's interest is diluted to 15% then Menzies has the right to acquire that remaining 15% interest of CWG for a payment of $500,000 cash. Therefore, Menzies could earn an interest of up to 65% in the project, subject to CWG's election to dilute or otherwise.

Deflector

Final feasibility work has commenced at Deflector. The deposit had been drilled by previous operators as an opencut resource and comprises two mineralised zones forty metres apart, known as Deflector West and Deflector Central. The resource currently stands at:

Open Pit: 91,000 tonnes @ 4.7g/t Au and 1.52% Cu
Underground: 308,000 tonnes @ 5.9g/t Au and 2.7% Cu

The feasibility work currently underway by Menzies is aimed at defining a shallow medium grade opencut orebody, followed by a high-grade underground resource. Drilling of near surface mineralisation on Deflector West returned the following results:

Hole No	Northing	Easting	From (m)	To (m)	Interval (m)	Au g/t
DWGC001	19020	9765	5	13	8	2.06
DWGC002	19040	9770	8	9	1	8.60
			16	18	2	1.78
DWGC004	19080	9780	19	21	2	1.23
DWGC006	19100	9790	17	18	1	1.75
DWGC007	19120	9785	14	15	1	1.23
			18	19	1	1.17
			31	32	1	1.46
DWGC009	19140	9786	6	16	10	2.78
			19	21	2	5.25
DWGC010	19160	9795	8	12	4	7.90
DWGC011	19180	9795	5	12	7	5.69
DWGC012	19200	9795	6	14	8	15.30
DWGC013	19200	9800	4	5	1	3.40
DWGC014	19220	9805	4	10	6	5.30
DWGC016	19240	9800	4	13	9	5.19
DWGC017	19260	9805	4	5	1	1.18
DWGC019	19300	9805	4	5	1	1.01
DWGC020	19320	9801	4	6	2	1.97
DWGC023	19440	9810	7	9	2	4.75
DWGC025	19460	9805	7	17	10	9.13
DWGC026	19460	9810	16	17	1	1.27

Table 3 Drillhole results from shallow RC drilling at Deflector West

Note: All holes, inclined 60°, Grid East
Results reported are downhole intervals with greater than one gram.metre intersection

From the above samples, three metallurgical composite samples were prepared to test the amenability of the ore for treatment through the existing plant. Results show that the ore will treat well through the conventional CIP circuit, with low cyanide consumption. Planning has commenced to open cut Deflector Central and Deflector West deposits, which will greatly assist in the understanding of the orebodies as well as provide continued feed to the plant.

Paul Ingram

Paul Ingram
Managing Director

Note: Mr P.A. Ingram, Managing Director of the Company, has compiled the geological and technical information in this report. Mr Ingram is a member of AusIMM and a qualified geologist with more than 27 years industry experience.

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

MENZIES GOLD LTD

ABN

98 009 075 861

Quarter ended ("current quarter")

30 SEPTEMBER 2002

Consolidated statement of cash flows

		Current quarter $A'000	Year to date (3 months) $A'000
	Cash flows related to operating activities		
1.1	Receipts from product sales and related debtors	3,138	3,138
1.2	Payments for (a)exploration and evaluation	(75)	(75)
	(b) development	(30)	(30)
	(c) production	(2,610)	(2,610)
	(d) administration	(332)	(332)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	2	2
1.5	Interest and other costs of finance paid	(18)	(18)
1.6	Income taxes paid	-	-
1.7	Other	-	-
	Net Operating Cash Flows	75	75
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects	-	-
	(b) equity investments	(272)	(272)
	(c) other fixed assets	(246)	(246)
1.9	Proceeds from sale of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other – Security Deposit	(53)	(53)
	Net investing cash flows	(571)	(571)
1.13	Total operating and investing cash flows (carried forward)	(496)	(496)

1.13	Total operating and investing cash flows (brought forward)	(496)	(496)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	440	440
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	(38)	(38)
1.18	Dividends paid	-	-
1.19	Other (provide details if material)	-	-
	Net financing cash flows	402	402
	Net increase (decrease) in cash held	(94)	(94)
1.20	Cash at beginning of quarter/year to date	281	281
1.21	Exchange rate adjustments to item 1.20	1	1
1.22	**Cash at end of quarter**	188	188

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	64
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

The aggregate payment comprises directors fees and remuneration and payments for services provided by employees of the company, who are relatives of directors.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	See below	See below
3.2	Credit standby arrangements		

King Solomon Mines Ltd has an equipment bank loan (secured), against which monthly repayments of $15,145 are made. The outstanding loan balance at 30 September 2002 was approximately $384,000.

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	100
4.2	Development	-
	Total	**100**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	181	216
5.2	Deposits at call	7	7
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	**188**	**223**

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed		N/A		
6.2	Interests in mining tenements acquired or increased		N/A		

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	217,173,827	185,346,912		
7.4	Changes during quarter (a) Increases through issues ***(see note below)*** (b) Decreases through returns of capital, buy-backs	11,625,000	11,625,000	$0.04	$0.04
7.5	**+Convertible debt securities** *(description)*	Nil			
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date*
		3,750,000		30 cents	30-Sep-03
		7,750,000		20 cents	30-Apr-05
		7,000,000		30 cents	31-Mar-05
		25,875,000		4 cents	31-Mar-07
7.8	Issued during quarter	Nil			
7.9	Exercised during quarter	Nil			
7.10	Expired during quarter	Nil			
7.11	**Debentures** *(totals only)*	Nil			
7.12	**Unsecured notes** *(totals only)*	Nil			

An amount of $25,000 with respect to 625,000 shares at 4 cents each was received immediately after the end of the quarter and is not included in the $440,000 proceeds referred to in section 1.14.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 31 October 2002
(Company secretary)

Print name: Lisa Rowe

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

MENZIES GOLD

7 November 2002

The Manager
Company Announcements Office
Australian Stock Exchange Ltd
4th Floor, 20 Bridge Street
SYDNEY, NSW 2000

Dear Sir

HIGH GRADE GOLD DRILL RESULTS FROM DEFLECTOR CENTRAL

Highly encouraging results of a reverse circulation drilling programme at the Deflector Central area have been received. The holes were drilled to test below the current opencut, and were aimed at postulated shoot extensions based on structural modelling. A total of seven RC drillholes were aimed at a zone from 37 metres below the surface down to 100 metres.

Hole No	Northing	Easting	Azim	Dip	From	To	Intersection	Au g/t
DCMRC002	19220	9915	270	-60	86	88	**2m @**	**3.09**
DCMRC003	19180	9900	270	-60	83	86	**3m @**	**2.68**
DCMRC004	19180	9887	270	-60	51	53	**2m @**	**20.50**
DCMRC005	19220	9914	270	-50	72	77	**5m @**	**16.17**
					including			
					72	73	**1m @**	**64.70**
DCMRC006	19240	9920	270	-50	69	71	**2m @**	**11.90**
DCMRC007	19160	9906	270	-60	100	106	**6m @**	**8.06**
					including			
					104	105	**1m @**	**43.40**

The first hole, DCMRC 001 was abandoned due to poor drilling conditions. The most significant hole, DCMRC 007, intersected the mineralised structure at 100 metres below surface, and 140 metres down the plunge of the ore shoot, returning 43.4 g/t gold.

This hole confirmed that the shoot carries significant gold mineralisation at depth, with the mineralisation still open. The ore shoot has a horizontal strike length of 115 metres.

Previous near surface drilling at Deflector Central had returned bonanza grades (eg GWC 076 with 1m @ 1051 g/t gold). The current programme has returned four out of six drillholes with economic intersections, which is highly significant in such a system.

Whilst the results confirmed the geological model and returned high grade intersections, the more important aspect of the drilling is the impact on the Deflector West orebody interpretation. Deflector West lies only 40 metres west of Deflector Central, and is a parallel mineralised structure, with a reported resource of:

Open Pit: 91,000 tonnes @ 4.7g/t Au and 1.52% Cu
Underground: 308,000 tonnes @ 5.9g/t Au and 2.7% Cu

The successful prediction of controlling structures at Deflector Central can now be applied to Deflector West, which is a much wider zone and has only been partly tested. A five hole RC drilling programme at Deflector West has been completed this week, and results will be available in the near future.

Yours faithfully

Paul Ingram
Managing Director

Note: Mr P.A. Ingram, Managing Director of the Company, has compiled the geological and technical information in this report. Mr Ingram is a member of AusIMM and a qualified geologist with more than 27 years industry experience.

8 November 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
20 Bridge Street
SYDNEY, NSW 2000

Dear Sir

CONFIRMATION OF RESOLUTIONS PASSED BY GENERAL MEETING OF SHAREHOLDERS

The following resolutions were put to a general meeting of shareholders held today and passed on a show of hands.

In accordance with section 251AA of the Corporations Act 2001, we advise that 51,653,295 proxy votes were received as follows:

	FOR	AGAINST	ABSTAIN	PROXY DISCRETION CHAIRMAN	TOTAL
Resolution 1 - Issue of shares in settlement of acquisition of King Solomon Mines Limited	40,658,224	310,000	10,402,071	283,000	51,653,295
Resolution 2 - Ratification of Prior Issue of Securities	34,297,604	325,000	16,747,691	283,000	51,653,295

No other resolutions were put to the meeting.

Yours faithfully

Susmit Shah
Company Secretary

MENZIES GOLD LTD A.C.N. 009 075 861
30 Ledgar Road Balcatta WA 6021 AUSTRALIA
Phone (61-8) 9240 2100 Fax (61-8) 9240 2156
E-mail info@menziesgold.com.au
Web www.menziesgold.com.au

MENZIES GOLD

13 November 2002

The Manager
Company Announcements Office
Australian Stock Exchange Ltd
4th Floor, 20 Bridge Street
SYDNEY, NSW 2000

Dear Sir

LATEST DRILL RESULTS FROM DEFLECTOR WEST

Results of a five hole reverse circulation drilling programme at the Deflector West area have been received. The results are from the drilling programme commenced three weeks ago at Deflector, and follow on from the previously announced high grade drill results from Deflector Central, a parallel structure that lies some forty metres east of Deflector West.

Hole No	Northing	Easting	Azim	Dip	From	To	Intersection	Au g/t
DWMRC001	19470	9790	090	-60	33	36	**3m @**	**3.65**
DWMRC002	19470	9775	090	-60	59	65	**6m @**	**14.38**
DWMRC003	19740	9300	090	-60	100	102	**2m @**	**8.73**
DWMRC004	19110	9755	090	-60	55	58	**3m @**	**8.30**
DWMRC005	19110	9970	090	-60	22	28	**6m @**	**5.54**

The drillholes were planned to intersect the mineralisation at Deflector West at varying depths to provide representative metallurgical samples as well as extend the continuity of the ore body. Menzies is currently finalising a feasibility study at Deflector, and the new results, combined with results released last week, demonstrate that the Deflector mineralised system will provide a significant source of high grade gold ore

Yours faithfully

Paul Ingram
Managing Director

Note: Mr P.A. Ingram, Managing Director of the Company, has compiled the geological and technical information in this report. Mr Ingram is a member of AusIMM and a qualified geologist with more than 27 years industry experience.

MENZIES GOLD LTD A.C.N. 009 075 861
122 Kewdale Road Kewdale WA 6105 AUSTRALIA
Phone (61-8) 9353 7200 Fax (61-8) 9353 7222
E-mail info@menziesgold.com.au
Web www.menziesgold.com.au

13 November 2002

The Manager
Company Announcements Office
Australian Stock Exchange Ltd
4th Floor, 20 Bridge Street
SYDNEY, NSW 2000

Dear Sir

AMENDED DRILL RESULTS FROM DEFLECTOR WEST

Results of a five hole reverse circulation drilling programme at the Deflector West area released earlier today were incorrectly stated with respect to one particular hole only, DWMRC003. The coordinates were incorrectly stated. The amended table of results is presented below; no other changes have been made.

Hole No	Northing	Easting	Azim	Dip	From	To	Intersection	Au g/t
DWMRC001	19470	9790	090	-60	33	36	**3m @**	**3.65**
DWMRC002	19470	9775	090	-60	59	65	**6m @**	**14.38**
DWMRC003	19300	9770	090	-60	100	102	**2m @**	**8.73**
DWMRC004	19110	9755	090	-60	55	58	**3m @**	**8.30**
DWMRC005	19110	9970	090	-60	22	28	**6m @**	**5.54**

Yours faithfully

Paul Ingram

Paul Ingram
Managing Director

Note: Mr P.A. Ingram, Managing Director of the Company, has compiled the geological and technical information in this report. Mr Ingram is a member of AusIMM and a qualified geologist with more than 27 years industry experience.

MENZIES GOLD LTD A.C.N. 009 075 861
122 Kewdale Road Kewdale WA 6105 AUSTRALIA
Phone (61-8) 9353 7200 Fax (61-8) 9353 7222
E-mail info@menziesgold.com.au
Web www.menziesgold.com.au

MENZIES GOLD

28 November 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
20 Bridge Street
SYDNEY, NSW 2000

Dear Sir

CONFIRMATION OF RESOLUTIONS PASSED BY ANNUAL GENERAL MEETING OF SHAREHOLDERS

The following resolutions were put to the annual general meeting of shareholders held today and passed on a show of hands.

In accordance with section 251AA of the Corporations Act 2001, we advise that 44,094,862 proxy votes were received as follows:

	FOR	AGAINST	ABSTAIN	PROXY DISCRETION	TOTAL
Resolution 1 – Re-election of Mr Bloemraad	25,524,165	12,940,000	1,123,063	4,507,634	44,094,862
Resolution 2 – Re-election of Mr Anderson	44,037,858	-	10,000	47,004	44,094,862
Resolution 3 – Re-election of Mr Bremen	39,577,228	-	10,000	4,507,634	44,094,862

No other resolutions were put to the meeting.

Yours faithfully

Susmit Shah
Company Secretary

MENZIES GOLD LTD A.C.N. 009 075 861
122 Kewdale Road, Kewdale, WA 6105 AUSTRALIA
Phone (61-8) 9353 7200 Fax (61-8) 9353 7222
E-mail info@menziesgold.com.au
Web www.menziesgold.com.au

MENZIES GOLD

03 JAN 10 AM 8:25

12 November 2002

The Manager
Australian Stock Exchange Ltd
Level 4, 20 Bridge Street
Sydney, NSW 2000

Dear Sir

NEW ISSUE OF SECURITIES – APPENDIX 3B

Menzies Gold Ltd has completed the issue of 14,179,956 fully paid ordinary shares, details of which are provided in the attached Appendix 3B.

In accordance with the requirements of ASIC Class Order 02/272, the Company confirms that there is no information to disclose of the kind that would otherwise require disclosure in a Disclosure Document pursuant to section 713(5) of the Corporations Act 2001.

Yours faithfully

Paul Ingram
Managing Director

MENZIES GOLD LTD A.C.N. 009 075 861
122 Kewdale Road Kewdale WA 6105 AUSTRALIA
Phone (61-8) 9353 7200 Fax (61-8) 9353 7222
E-mail info@menziesgold.com.au
Web www.menziesgold.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MENZIES GOLD LTD

ABN

98 009 075 861

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	14,179,956 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares rank equally with existing quoted shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Refer section 3 above
5	Issue price or consideration	4.75 cents per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The shares were issued as part consideration for the acquisition of the share capital of King Solomon Mines Ltd – refer ASX announcement dated 16 September 2002, Notice of Meeting / Explanatory Memorandum lodged with ASX on 9 October 2002 and Appendix 3B dated 31 October 2002.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 November 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	194,514,997	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	41,606,198 44,375,000	Ordinary shares Options – see Attachment 1 for details

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There are no plans to pay dividends at this stage.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/a
12	Is the issue renounceable or non-renounceable?	N/a
13	Ratio in which the +securities will be offered	N/a
14	+Class of +securities to which the offer relates	N/a
15	+Record date to determine entitlements	N/a
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/a
17	Policy for deciding entitlements in relation to fractions	N/a
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/a

19	Closing date for receipt of acceptances or renunciations	N/a

20	Names of any underwriters	N/a
21	Amount of any underwriting fee or commission	N/a
22	Names of any brokers to the issue	N/a
23	Fee or commission payable to the broker to the issue	N/a
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/a
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/a
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/a
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/a
28	Date rights trading will begin (if applicable)	N/a
29	Date rights trading will end (if applicable)	N/a
30	How do +security holders sell their entitlements *in full* through a broker?	N/a
31	How do +security holders sell *part* of their entitlements through a broker and accept for	N/a

the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)? | N/a

33 +Despatch date | N/a

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1 - **4,400,673 shares applied for quotation, with the remaining 9,779,283 shares to be subject to ASX escrow conditions up to 2 May 2003.**

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Paul Ingram. (Director) Date: 12 November 2002

Print name: Paul Ingram

== == == == ==

ATTACHMENT 1

UNQUOTED OPTIONS - EXERCISE PERIODS AND EXPIRY DATES

Number	Exercise Price	Exercise Periods / Expiry Dates
3,750,000	$0.30	On or before 30 September 2003
7,000,000	$0.20	On or before 31 March 2005
7,750,000	$0.20	On or before 30 April 2005
25,875,000	$0.04	On or before 31 March 2007
44,375,000	Total unquoted options	

MENZIES GOLD

31 October 2002

The Manager
Australian Stock Exchange Ltd
Level 4, 20 Bridge Street
Sydney, NSW 2000

03 JAN 10 PM 3:25

Dear Sir

NEW ISSUE OF SECURITIES – APPENDIX 3B

Menzies Gold Ltd has completed the issue of 4,767,412 fully paid ordinary shares, details of which are provided in the attached Appendix 3B.

In accordance with the requirements of ASIC Class Order 02/272, the Company confirms that there is no information to disclose of the kind that would otherwise require disclosure in a Disclosure Document pursuant to section 713(5) of the Corporations Act 2001.

Yours faithfully

Paul Ingram
Managing Director

MENZIES GOLD LTD A.C.N. 009 075 861
122 Kewdale Road Kewdale WA 6105 AUSTRALIA
Phone (61-8) 9353 7200 Fax (61-8) 9353 7222
E-mail info@menziesgold.com.au
Web www.menziesgold.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MENZIES GOLD LTD

ABN

98 009 075 861

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,767,412 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares rank equally with existing quoted shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Refer section 3 above
5	Issue price or consideration	4.75 cents per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The shares were issued as part consideration for the acquisition of the share capital of King Solomon Mines Ltd – refer ASX announcement dated 16 September 2002 and Notice of Meeting / Explanatory Memorandum lodged with ASX on 9 October 2002.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 October 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	190,114,324	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	31,826,915 44,375,000	Ordinary shares Options – see Attachment 1 for details

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There are no plans to pay dividends at this stage.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/a
12	Is the issue renounceable or non-renounceable?	N/a
13	Ratio in which the +securities will be offered	N/a
14	+Class of +securities to which the offer relates	N/a
15	+Record date to determine entitlements	N/a
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/a
17	Policy for deciding entitlements in relation to fractions	N/a
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/a

19	Closing date for receipt of acceptances or renunciations	N/a

20	Names of any underwriters	N/a
21	Amount of any underwriting fee or commission	N/a
22	Names of any brokers to the issue	N/a
23	Fee or commission payable to the broker to the issue	N/a
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/a
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/a
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/a
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/a
28	Date rights trading will begin (if applicable)	N/a
29	Date rights trading will end (if applicable)	N/a
30	How do +security holders sell their entitlements *in full* through a broker?	N/a
31	How do +security holders sell *part* of their entitlements through a broker and accept for	N/a

the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/a
33	+Despatch date	N/a

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Paul Ingram. Date: 31 October 2002
(Director)

Print name: Paul Ingram

== == == == ==

ATTACHMENT 1

UNQUOTED OPTIONS - EXERCISE PERIODS AND EXPIRY DATES

Number	Exercise Price	Exercise Periods / Expiry Dates
3,750,000	$0.30	On or before 30 September 2003
7,000,000	$0.20	On or before 31 March 2005
7,750,000	$0.20	On or before 30 April 2005
25,875,000	$0.04	On or before 31 March 2007
44,375,000	Total unquoted options	